UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549





	FORM U-9C-3




	QUARTERLY REPORT PURSUANT TO RULE 58




	FOR THE QUARTER ENDED
	March 31, 2001







	NATIONAL GRID USA







	25 Research Drive, Westborough, MA 01582





NATIONAL GRID USA
For The Quarter Ended March 31, 2001

ITEM 1 - ORGANIZATION CHART
 Percentage
 Energy or		   State	of Voting
Name of Reporting	Gas-Related	  Date of	     of	Securities
     Company	  Company	Organization	Organization	   Held	          Nature of Business
-----------------	-----------	------------	------------	-----------	--------------------------------------

N/A for Fourth Quarter






NATIONAL GRID USA
For The Quarter Ended March 31, 2001

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


 Type of	Principal	 Issue	 Cost	  Person to	Collateral	Consideration
Security	Amount of	   or	  of	Whom Security	Given with	Received for
Company Issuing Security	 Issued	Security	Renewal	Capital	  Was Issued	 Security	Each Security
------------------------	--------	---------	-------	-------	--------------	-----------	-------------

N/A





NATIONAL GRID USA
For The Quarter Ended March 31, 2001 (cont?d.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
(expressed in millions, rounded to hundred thousands of dollars)


  Company	 Company	  Amount of
Contributing	Receiving	   Capital
  Capital	 Capital	Contribution
------------	---------	------------
NEES Energy, Inc.	AllEnergy Marketing Company, L.L.C.		$(93.7) (a)
National Grid USA	EUA Cogenex Corporation		$ (2.0) (a)
National Grid USA	Wayfinder Group, Inc.		$ (1.0) (b)
National Grid USA	EUA Energy Investment Corporation		$ (5.0) (c)



(a) In the fourth quarter, National Grid USA completed the last of a series of sales, comprising substantially all of
AllEnergy Marketing Company, L.L.C.?s (AllEnergy) business operations to independent third parties. Also consummated in the fourth quarter was the sale of EUA Cogenex Corporation (EUA Cogenex). The numbers listed as ?Amount of Capital
Contribution? in Item 2, above, reflect the adjustments to the post-Rule 58 aggregate investment in the identified energy-
related companies as a result of these sales.

(b) This adjustment reflects Wayfinder Group, Inc.?s write-down of its investment in Separation Technologies, Inc. (STI).

(c) This adjustment reflects EUA Energy Investment Corporation?s write-down of its investment in STI and the Skipping Stone and Bluestone Energy projects.





NATIONAL GRID USA
For The Quarter Ended March 31, 2001

ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)
Part I - Transactions performed by reporting companies on behalf of associate companies
Direct	Indirect		Total
Reporting Company		Associate Company		Types of Services	Costs	Costs	Cost of	Amount
Rendering Services		Receiving Services		     Rendered	Charged	Charged	Capital	Billed
------------------		------------------		-----------------	-------	-------	-------	------
N/A

Part II - Transactions performed by associate companies on behalf of reporting companies
Direct	Indirect		Total
Associate Company		Reporting Company		Types of Services	Costs	Costs	Cost of	Amount
Rendering Services		Receiving Services		     Rendered	Charged	Charged	Capital	Billed
-----------------		------------------		-----------------	-------	-------	-------	------

Massachusetts Electric		Wayfinder Group, Inc.		Customer Service 		(1)							(1)
 Company

New England Power Company	National Grid Trans-		Miscellaneous (2)		(1)				(1)			(1)
 mission Services Corp.

National Grid USA 		National Grid Trans-		Miscellaneous (3)		(1)				(1)	(1)		(1)
 Service Co., Inc.		 mission Services Corp.

National Grid USA			Wayfinder Group, Inc.		Miscellaneous (4)		(1)				(1)	(1)		(1)
 Service Co., Inc.							Information
   											Services		(1)				(1)			(1)
Corp. Acctg.		(1)				(1)	(1)		(1)
New Bus. Develop.		(1)				(1)	(1)	   	(1)

National Grid USA			New England Energy, Inc.	Miscellaneous (2)		(1)				(1)	(1)		(1)
 Service Co., Inc.

National Grid USA			EUA Energy Investment		Corp. Acctg.  		(1)				(1)	(1)		(1)
 Service Co., Inc.		  Corporation			Corp. Legal		(1)				(1)	(1)		(1)

(1)	Amounts are below $100,000.
(2)	Represents 3 types of services totaling less than $100,000 in aggregate.
(3)	Represents 5 types of services totaling less than $100,000 in aggregate.
(4)	Represents 9 types of services totaling less than $100,000 in aggregate.

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

NATIONAL GRID USA
At March 31, 2001

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(expressed in millions, rounded to hundred thousands of dollars)
Investment in energy-related companies:
Total consolidated capitalization as of
 March 31, 2001						$5,256.9	(1)	line 1

Total capitalization multiplied by 15 percent	788.5		line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2			788.5		line 3

Total current aggregate investment (2):
 (categorized by major line of energy-
  related business)
Power marketing and other				 7.2
Energy software					2.2
Ownership, operation, and maintenance
 of Qualifying Facilities				27.7
		------
Total current aggregate investment				$ 37.1	line 4
		------

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (line 3 less line 4)						$751.4	line 5


(1)	Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

(2)	In the fourth quarter, National Grid USA completed the last of a series of sales, comprising substantially all of AllEnergy?s business operations to independent third parties. Also consummated in the fourth quarter was the sale of EUA Cogenex. This report reflects National Grid USA?s aggregate investment adjusted for the sales of substantially all of AllEnergy?s assets, EUA Cogenex, and the Company?s write-down of its investment in STI and other investments.







NATIONAL GRID USA
For The Quarter Ended March 31, 2001

ITEM 5 - OTHER INVESTMENTS
(expressed in millions, rounded to hundred thousands of dollars)

Reason for
    Major Line	   Other	Other	Difference
or Energy-Related	  Investment in	  Investment	 in Other
     Business (1)	Last U-9C-3 Report	in U-9C-3 Report	Investment
-----------------	------------------	----------------	----------
Power Marketing		$18.5	     $ 5.9	Sale of
 and Other					AllEnergy and
write-down of
investment in
STI

Energy Management		$46.7		$ 0.0	Sale of EUA
 and Efficiency			Cogenex

Ownership, operation,	$30.5		$26.7	Write-down of
 and maintenance of					investment
 Qualifying Facilities				in STI


(1)	Investments for these reporting entities prior to March 1997 were excluded from aggregate investment in Item 4.





ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)	Exhibits

10(g) Certificate stating that a copy of the report for the previous
		quarter has been filed with the appropriate state commissions.







	SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



NATIONAL GRID USA


			s/ John G. Cochrane
_______________________________
John G. Cochrane, Treasurer




Date: June 28, 2001





	EXHIBIT INDEX

Exhibit No.	            Description	     Page
----------	--------------------------------------	--------------


10(g)	Certificate stating that a copy of the	Filed Herewith
report for the previous quarter has
been filed with interested state
commissions.





	CERTIFICATE
	-----------

A copy of the Form U-9C-3 report for the previous quarter (quarter ended December 31, 2000) has been filed with the interested state commissions in accordance with Rule 58 under the Public Utility Holding Company Act of 1935.


The names and addresses of such state commissions are as follows:


Mrs. Luly Massaro, Clerk
Rhode Island Public Utilities Commission
100 Orange Street
Providence, Rhode Island 02903

Mary L. Cottrell, Secretary
Massachusetts Department of
 Telecommunications and Energy
1 South Station, 2nd Floor
Boston, MA 02110

Mr. Thomas B. Getz
Executive Director and Secretary
New Hampshire Public Utilities Commission
8 Old Suncook Road
Concord, New Hampshire 03301

SIGNATURE:

NATIONAL GRID USA


		s/ John G. Cochrane
By_______________________________
    Name: John G. Cochrane
    Title: Treasurer
    Date: June 28, 2001